FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 2, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Reports Third Quarter Financial Results

•	Third quarter group net revenue and income before income taxes up QoQ

•	Retail performance slowed as investors remained in wait-and-see mode, but Asset Management reported record AuM on continued inflows

•	Wholesale was resilient amid highly volatile and uncertain market conditions

•	Robust financial position with total capital ratio of 17.1 percent and Tier 1 ratio was 15.1 percent under Basel III.

Tokyo, February 2, 2016—Nomura Holdings, Inc. today announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2016.

Net revenue in the third quarter was 354.9 billion yen (US$3.0 billion)1, up 5 percent quarter on quarter but down 16 percent year on year. Income before income taxes was 51.6 billion yen (US$429 million), representing an increase of 160 percent over last quarter and a decline of 56 percent year on year. Net income attributable to Nomura Holdings shareholders was 35.4 billion yen (US$294 million), down 24 percent sequentially and 49 percent compared to last year.

For the nine months to December, net revenue was 1,115.5 billion yen (US$9.3 billion), down 5 percent year on year, and income before income taxes was 177.5 billion yen (US$1.5 million), a decline of 27 percent from last year. Net income attributable to Nomura Holdings shareholders was up 6 percent at 150.7 billion yen (US$1.3 billion) and earnings per share increased 7 percent to 40.85 yen. Annualized return on equity was 7.3 percent.

“The third quarter was marked by ongoing challenges in our operating environment, leading to lower net revenue and pretax income from our three business segments compared to last quarter. However, Group net revenue and pretax income both increased from last quarter, which included a one-off charge related to a litigation settlement,” said Nomura Group CEO Koji Nagai.

“Retail investors remained in a wait-and-see mode in light of the volatile market conditions and net revenue and pretax income in Retail both declined quarter on quarter. Asset Management reported stronger revenues and pretax income on the back of record assets under management driven by continued inflows. Wholesale revenues declined amid the challenging market conditions, but pretax income was stronger as cost reduction initiatives took effect.

“As we head into the end of our fiscal year, we remain focused on connecting markets east and west as Asia’s global investment bank to deliver value-added products and services to our clients and contribute to economic growth.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 120.27 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2015. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

	FY2015/16 Q3	QoQ	YoY
Net revenue	¥104.3bn	-10%	-19%
Income before income taxes	¥27.8bn	-24%	-45%

Retail reported net revenue of 104.3 billion yen, down 10 percent quarter on quarter and 19 percent year on year. Income before income taxes decreased 24 percent from the previous quarter and 45 percent from the same quarter last year to 27.8 billion yen.

Third quarter annualized recurring revenue was 76.8 billion yen. While recurring revenue was down slightly from a strong second quarter due to market factors, the recurring revenue cost coverage ratio remained roughly unchanged. Nomura’s continued effort in transforming its Retail business model has resulted in client assets in discretionary investments increasing to over 2 trillion yen.

In the two years since NISA started, account openings have exceeded 1.52 million and accumulate purchases through these accounts have grown to nearly 1 trillion yen.

Asset Management

	FY2015/16 Q3	QoQ	YoY
Net revenue	¥25.3bn	+11%	+8%
Income before income taxes	¥10.7bn	+28%	+15%

Asset Management net revenue was 25.3 billion yen, up 11 percent quarter on quarter and 8 percent year on year. Income before income taxes increased 28 percent over last quarter and 15 percent from last year to 10.7 billion yen. Assets under management grew to a record high of 42.2 trillion yen.

The investment trust business booked inflows into products for discretionary investments and privately placed funds. The investment advisory business saw ongoing inflows into the Japan public pension fund business and assets under management have increased by 1.7 times over the past year.

In December 2015, Nomura announced a strategic alliance with American Century Investments, a US-based investment advisory firm, and entered into a definitive agreement to acquire a 41 percent stake in the company. Nomura aims to leverage American Century’s expertise to raise its profile in the US and diversify its business.

Wholesale

	FY2015/16 Q3	QoQ	YoY
Net revenue	¥186.0bn	-4%	+4%
Income before income taxes	¥9.9bn	+15%	22x

In Wholesale, client activity was muted in the third quarter due to the highly volatile and uncertain market conditions, and overall fee pools were weaker. As a result, Wholesale net revenue declined 4 percent to 186.0 billion yen from last quarter, but increased 4 percent year on year. Income before income taxes was 9.9 billion yen, up 15 percent quarter on quarter and 22 times year on year.

Despite the challenging market conditions, Global Markets successfully captured revenue opportunities to deliver revenues in line with the previous quarter. Fixed Income reported softer performance in Securitized Products and Credit, but Rates products remained strong. In Equities, market volumes declined in each region, but Nomura reported stronger quarterly revenues driven by robust derivatives trading.

Investment Banking reported a drop in gross revenues amid a decline in overall fee pools. However, Nomura retained the top position in the Japan-related ECM and DCM league tables2, having acted as joint global coordinator on Japan Post Group’s IPOs. In addition, Nomura played a key role in major Hong Kong listings by Chinese corporations as well as capital enhancement deals by European financial institutions, and won mandates for cross-border M&A and M&A related multi-product deals.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of December, Nomura’s total capital ratio was 17.1 percent and its Tier 1 ratio was 15.1 percent under Basel III. Nomura had total assets of 43.5 trillion yen and shareholders’ equity of 2.8 trillion yen. Gross leverage was 15.5 times and net leverage was 9.7 times. All figures are on a preliminary basis.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[2]	Source: ECM: Thomson Reuters; DCM: Thomson DealWatch Japan All Debt (including self-funded); Jan – Dec 2015.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2016 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.